Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated September 2, 2020

Registration Nos. 333-236083 and 333-236083-02

FINAL TERM SHEET

U.S.$750,000,000 3.750% Global Notes due 2031
September 10, 2020

Issuer: Suzano Austria GmbH

Guarantor: Suzano S.A.

Ranking: Senior unsecured notes

Title of Securities: 3.750% Global Notes due 2031 (the “Notes”)

Aggregate Principal Amount: U.S.$750,000,000.00

Notes:  The Notes are being offered under an indenture, dated on or about January 24, 2020, as supplemented by a First Supplemental Indenture, dated as of September 14, 2020 (the “Indenture”), in each case, entered into by and among the Company, the Guarantor and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the “Trustee”), registrar, paying agent and transfer agent.

Price To Public: 98.320% of principal amount, plus accrued interest from and including September 14, 2020.

Maturity: January 15, 2031.

Interest Rate/Coupon: 3.750%

Interest Payment Dates: January 15 and July 15 of each year, commencing on January 15, 2021.

Interest Payment Record Dates: January 13 and July 13 of each year.

Interest Rate Step Up: From and including July 16, 2026 (the “Interest Rate Step Up Date”), the interest rate payable on the Securities shall be increased by 25 basis points to 4.000% per annum (the “Subsequent Rate of Interest”) unless the Company has notified (the “Satisfaction Notification”) the Trustee and the noteholders in writing at least 30 days prior to the Interest Rate Step Up Date (the “Notification Date”) that in respect of the year ended December 31, 2025: (i) the Sustainability Performance Target has been satisfied and (ii) the satisfaction of the Sustainability Performance Target (as defined in the Indenture) has been confirmed by the External Verifier (as defined in the Indenture) in accordance with its customary procedures.  If as of the Notification Date (x) the Company fails, or is unable, to provide the Satisfaction Notification, (y) the Sustainability Performance Target has not been satisfied or (z) the External Verifier has not confirmed satisfaction of the Sustainability Performance Target, the Subsequent Rate of Interest will apply for each interest period from and including the Interest Rate Step Up Date up to, and including, the Maturity Date.

Redemption Provisions/Call Options: Prior to October 15, 2030 (the “Par Call Date”), the Company may redeem the Securities in whole at any time, or in part from time to time, at a redemption price based on a “make-whole” premium calculated on a yield of T+50 bps (as more fully described in the Preliminary Prospectus Supplement), plus accrued and unpaid interest, if any, to the redemption date. At any time on or after the Par Call Date, the Company may redeem the Securities, in whole or in part at a redemption price equal to 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest on the principal amount of the Securities being redeemed to such redemption date. For purposes of optional redemption, interest will be calculated after the Interest Rate Step Up Date at the Subsequent Rate of Interest, unless the Sustainability Performance Target has been satisfied and the Issuer has provided the Satisfaction Notification.

The Company may redeem the Securities, in whole but not in part, at 100% of its principal amount plus accrued and unpaid interest and additional amounts, if any, at any time upon the occurrence of specified events relating to Brazilian, Austrian or other relevant jurisdictions’ tax laws.

Yield to Maturity: 3.950%

Day Count: 30/360

U.S. Treasury Benchmark: 0.625% due August 15, 2030

U.S. Treasury Benchmark Price and Yield: 99-15 and 0.680%

Spread to U.S. Treasury Benchmark: 327.0 bps

Settlement Date: September 14, 2020

Minimum Denomination: U.S.$1,000 x U.S.$1,000

Global Coordinators and Joint Bookrunners: BNP Paribas Securities Corp., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, Rabo Securities USA, Inc., Mizuho Securities USA LLC and Scotia Capital (USA) Inc.

Joint Bookrunners: Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Santander Investment Securities Inc., SMBC Nikko Securities America, Inc.

Expected Notes Ratings*: S&P: BBB- / Fitch: BBB-

CUSIP: 86964WAJ1

ISIN: US86964WAJ18

Listing: The Company expects to list the Notes on the New York Stock Exchange.

The offer and sale of the Securities to which this final term sheet relates have been registered by Suzano Austria GmbH and Suzano S.A. by means of a registration statement on Form F-3 (Registration Nos. 333-236083, 333-236083-01 and 333-236083-02).

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.